UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            Arctic Acquisition Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                            Arctic Acquisition Corp.
                    c/o Paramount BioCapital Investments, LLC
                         787 Seventh Avenue, 48th Floor
                               New York, NY 10019
                                 (212) 554-4300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Dr. Lindsay Rosenwald
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(2)   Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |_|
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(3)   SEC Use Only

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(4)   Source of Funds

      PF
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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(6)   Citizenship or Place of Organization

      USA
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Number of         (7)   Sole Voting Power
Shares
Beneficially            727,253
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person With
                  --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        727,253
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power


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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      727,253
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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(13)  Percent of Class Represented by Amount in Row (11)

      97%
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(14)  Type of Reporting Person (See Instructions)

      IN
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

Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Arctic Acquisition Corp., whose principal executive offices are located at c/o Paramount BioCapital Investments, LLC, 787 Seventh Avenue, 48th Floor, New York, New York 10019 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Dr. Lindsay Rosenwald (the "Reporting Person").

      (b) The address of the Reporting Person is c/o Paramount BioCapital Investments, LLC, 787 Seventh Avenue, 48th Floor, New York, New York 10019.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is managing member of Paramount BioCapital Investments, LLC, located at 787 Seventh Avenue, 48th Floor, New York, New York 10019.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is a citizen of U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased the 727,253 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $4,848.35. The source of funding for this purchase was through personal funds.

Item 4.  Purpose of Transaction.

      None.

Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 727,253 shares of Common Stock, representing 97% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed November 15, 2005.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 727,253 shares of Common Stock owned by the Reporting Person.

      (c) The 727,253 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective August 14, 2005.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 727,253 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.  Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        January 27, 2006

                                                        /s/ Lindsay Rosenwald
                                                        ---------------------